

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via Secure E-mail
James H. Bathon
Chief Legal Officer
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, NY 10022

     Re: **Santander Financial Group, S.A.B. de C.V.**
             Confidential Draft Registration Statement on Form F-1
             Submitted June 8, 2012
             CIK No. 0001551975

Dear Mr. Bathon:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form F-1

General

1.   Please complete the blanks and revise to include all non-Rule 430A information in your next amendment. Note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A. Also confirm that any preliminary prospectus that you circulate will include all non-Rule 430A information. Finally, please include the exhibits to the registration statement with your next amendment.

2.   We note the extensive use of acronyms, industry terms and Spanish language terms throughout the document. We also note that you have included a glossary that defines

selected terms. However, please ensure that acronyms and industry terms are defined when first used in a section and that Spanish language terms are translated. In addition, we note that you sometimes refer to a subsidiary or line of business without describing the business. Please provide adequate background and contextual information.

Presentation of Financial and Other Information, page iii

3.   Please refer to the first paragraph of this section. Note that you may not disclaim the accuracy of data used in this prospectus. Please revise your disclosure accordingly.

4.   Please provide us with support for the market opportunity data and industry statistics that you have included throughout your prospectus. Clearly mark the relevant sections that support the data and statistics, and note the applicable page number in the registration where the disclosure is located. Please also tell us:

- how you confirmed that the information reflects the most recent available information;

- whether all of the information is publicly available;

- whether you paid for the compilation of any of the data;

- whether any market information was prepared for your use in the registration statement or by an affiliated party; and

- whether the authors of the industry information consented to your use of such data in the registration statement.

5.   You disclose that all statements in the prospectus regarding your relative market position and financial performance vis-à-vis the financial services sector in Mexico, including financial information as to net income, return on average equity and non-performing loans, are based, out of necessity, on information obtained from CNBV reports, and accordingly, are presented in accordance with Mexican Banking GAAP. To the extent you have not already done so, please revise your disclosure to clearly label which measures are in accordance with Mexican Banking GAAP and which measures are in accordance with IFRS whenever they are presented. For example, it is unclear whether the amounts on page 9 relating to your corporate structure are based on Mexican Banking GAAP or IFRS amounts. Additionally, please revise your disclosure of Mexican Banking GAAP measures throughout your prospectus to also include the comparable measure in accordance with IFRS given that your audited financial statements have been presented in accordance with IFRS. At a minimum, we would expect comparative measures to be provided for disclosures related to your nonperforming loans and allowance coverage ratios.

Special Note Regarding Forward-Looking Statements, page vii

6.   Please move this section to somewhere after Risk Factors.

Prospectus Summary, page 1

7.   We note that your disclosure in this section focuses extensively on your strengths and strategy and leaves balancing disclosure for later in the prospectus. We note further that identical disclosure appears in the Business section. Your summary should provide an overview of the most significant aspects of your offering – not merely repeat the text of the prospectus and recite details regarding the positive aspects of the investment and your industry. Please substantially revise.

8.   Please revise the captions in the summary to eliminate promotional language or provide support for the claims. As nonexclusive examples, we note "high potential" on page 3, "superior track record" on page 5 and "efficient risk management practices" and "cost-efficient culture" on page 9.

9.   Please include a brief description of your acquisition of the GE Capital mortgage business and include a more detailed description in the Business section.

Our Business, page 1

10.   Please revise your tabular disclosure on page 2 for net interest income and operating profit before tax to include your Corporate Activities operating segment so that the disclosure clearly reconciles to your Consolidated Income Statements.

11.   It appears that your deposits as of December 31, 2011 included in the tabular disclosure of financial and operational data on page 2 should be 463,841 instead of 436,841. Please revise your disclosure or advise us as to why the amount is accurate as written.

12.   Please revise footnote (2) to your tabular disclosure on page 2 to more clearly describe how you calculate the efficiency ratio. Consider providing a similar description to the one you include in footnote (5) on page 60.

Stable and well-regulated financial system, page 4

13.   Please provide us with the basis for your assertion that stress tests suggest that the Mexican banking system is able to withstand severe shocks.

Leading market position, page 4

14.   Please provide us with the bases for your assertions regarding your "leading market positions."

15.   Please identify the "seven largest private banks in Mexico" and the "seven largest private financial groups in Mexico" with which you have compared your market share.

Focus on well-defined profitable client segments…, page 5

16.   Please revise to provide context for your statement that market share in key business lines increased 23.1% and provide us with the support for this statement.

Efficient and business-oriented operational platform, page 5

17.   Please revise to define "multichannel distribution strategy" and "alternative distribution channels."

Our Corporate Structure, page 9

18.   We note your tabular disclosures and discussion on pages 9 through 12 where you discuss your results on a subsidiary basis under Mexican Banking GAAP. Please tell us why you have presented this information on a subsidiary basis under Mexican Banking GAAP, and tell us whether you are able to present this information in accordance with IFRS. In this regard, we note your disclosure on page F-111 that management reporting for the Group is generally based on IFRS. If you are not able to disclose this information in accordance with IFRS, please tell us why not.

Summary Financial and Operating Data, page 20

19.   We note that you have presented your summary financial data in this section, and throughout Management's Discussion and Analysis and the Business section in a format where the oldest periods are presented in the first column and the most current periods are presented in the far right column. This presentation contrasts with your presentation in the consolidated financial statements, where the most current period is presented in the first column and the oldest period is presented in the far right column. In order to increase the readability of the document and to better enable investors to more easily compare information between the two sections of the registration statement, please consider revising the formats to be consistent in the flow of the presentation. Refer to SAB Topic 11.E.

20.   We note your earnings per 1,000 shares information disclosed on page 21. This manner of presenting earnings information is confusing given that it is inconsistent with the presentation in your audited financial statements. Please revise your disclosure here and elsewhere in the filing to a per share basis instead of a per 1,000 shares basis to promote consistency throughout the filing.

Selected Ratios and Other Data, page 23

21.   We note your disclosure of common equity to tangible assets. Please revise your disclosure to state how you calculate this measure, and tell us whether you believe this represents a non-GAAP measure as defined by Item 10(e) of Regulation S-K.

22.   Please tell us and disclose the impairment loss amount that you utilize to calculate your asset quality ratios.

23.   Please disclose why you utilize a percent of computable credit risk instead of only a percent of total loans for two of your asset quality measures. Also, state the circumstances when you would classify guarantees and documentary credits as non-performing and when you would charge-off guarantees and documentary credits.

24.   We note your disclosure of liquid assets as a percentage of deposits on page 23. Please respond to the following and revise your disclosures as appropriate:

- Quantify your liquid assets as of the balance sheet dates presented and the average amounts outstanding during the periods presented.

- Clearly define what you include in this amount, providing individual quantification of significant components of the amount. To the extent that lines of credit are included as a component of the amount, please explain why you believe it is appropriate to include these amounts in liquid assets as opposed to disclosing they are a source of liquidity you may access in certain situations.

- Discus the time period it would take you to liquidate all of the liquid assets and whether additional haircuts would be required in order to do so.

- Clarify whether this metric is computed and disclosed on a Mexican Banking GAAP basis, or in accordance with certain regulatory required disclosures. To the extent that this measure is required pursuant to regulatory requirements, please discuss any minimum thresholds you are required to maintain.

25.   Please tell us why we cannot recalculate loans, net of allowances as a percentage of deposits from the information you provided on page 2. Additionally, please provide a footnote, as necessary, to illustrate how the amount is calculated.

26.   We note your disclosure of liquidity ratios that include total funding on page 23. Please quantify your total funding, and clearly define what you include in this amount and how this measure is used.

27.   Given that certain of your metrics presented are based on Mexican Banking GAAP, such as certain of your capital adequacy disclosures which are denoted by footnote (8), and

certain are based on IFRS, please more prominently illustrate on the face of the table which metrics are based on Mexican Banking GAAP. For example, consider parenthetically indicating next to the metric which ones are based on Mexican Banking GAAP and consider an introductory note that all metrics presented below are based on IFRS unless otherwise denoted.

Risk Factors, page 25

28.   Many of your risk factor discussions are generic or too vague to be meaningful to investors. For example:

- "Our financial results are constantly exposed to market risk…;"

- "Our ability to maintain our competitive position depends…;"

- "Any failure to effectively improve or upgrade our information technology…;"

- "Our management has discretion in how we allocate and use the net proceeds…;" and

- "We may make acquisitions that may not be successful."

These are only examples. Please revise your risk factor section to identify any specific situations that make you particularly vulnerable to the identified risks and provide more specific discussions of the potential consequences.

29.   The headings of many of your risk factors use terminology that suggests that actual risks are merely possibilities. Please revise.

Risks Associated with Our Business, page 25

30.   Please add risk factor disclosure that addresses the risks associated with your April 2011 acquisition of the GE Capital mortgage business. For example, we note from your disclosure on pages 76 and 77 that nonperforming assets and nonperforming assets relating to mortgage loans increased 27.5 percent and 218 percent, respectively, in 2011 as a result of this acquisition.

Mexican government regulations may have a material adverse effect on us, page 26

31.   You disclose that as a reaction to the 2008 economic crisis, Mexican regulatory entities increased loan loss reserves requirements in 2009, and as a result, you recognized substantial increases to your loan loss reserves that you believe are *smaller* than the loan loss reserves that you would have been required to recognize under IFRS. Please explain why you believe loan loss reserves that you would have recognized under IFRS would have been higher than your loan loss reserves under Mexican Banking GAAP in 2009.

Also, reconcile the circumstances that existed in 2009 with the circumstances that existed as of January 1, 2010 when you recognized a reduction in impairment loan losses as an increase to Equity of Ps. 1,959 million upon adoption of IFRS as issued by the IASB.

32.   Please revise to quantify in this risk factor the "substantial increases to [y]our loan loss reserves" that you were required to recognize as a result of Mexican regulation following the 2008 economic crisis. Please also clarify why "foreclosure practices on collateral in Mexico can be subject to delays" (i.e., whether such delays result from regulatory policies) and what "other factors may impair the value of the collateral during the foreclosure process."

Future Mexican government restrictions on interest rates…, page 26

33.   Please revise to provide additional context regarding potential interest rate limits. For example, describe the interest rate limits that have been proposed and quantify the amount of your outstanding loans that exceed those limits.

Loan loss reserves requirements in Mexico differ from those in the United States…, page 27

34.   You disclose that although you have estimated your loan loss reserves using an *incurred* loss model in accordance with IFRS for the purposes of the audited financial statements included elsewhere in the prospectus, your loan loss reserves for regulatory capital purposes are determined based on an *expected* loss model in accordance with Mexican Banking GAAP. You go on to state that if the rules applicable in the United States were applicable in Mexico today, the level of your loan loss reserves might be required to be *higher* than the reserves currently recorded. Please revise to clarify whether you are stating that an incurred loss model under U.S. GAAP, which is the same model used for U.S. regulatory capital purposes, may result in a higher loan loss reserve estimate than your expected loss model under Mexican Banking GAAP. If you believe this is the case, please clearly explain your basis for this conclusion.

35.   In an appropriate section of your prospectus, please disclose all material differences between loan loss reserve requirements in the United States and those requirements to which you are subject. Additionally, please expand your risk factor disclosure to explain the "less conservative proprietary methodology" that you use to determine loan loss reserves for your corporate, business and financial institution loans, and to explain the material differences between the alternative and standard methodology. Please ensure that your revised risk factor disclosure addresses all material risks relating to the use of this alternative methodology.

Our loan and investment portfolios are subject to risk of prepayment…, page 28

36.   Please revise to disclose any recent trends in prepayments that would contribute to the risks that you cite in this section. We note in this regard from your disclosure on page F-

69 that your prepayment assets increased over 275% in 2011 compared to 2010.

We may be required to make significant contributions to IPAB, page 30

37.   Please revise to clarify whether you have been required to make extraordinary contributions to IPAB in the past.

Liquidity risks could have a material adverse effect on us, page 31

38.   Please revise to clarify whether you have suffered from liquidity problems in the past.

The credit card industry is highly competitive and entails significant risks…, page 31

39.   It currently is unclear from your existing disclosure what the "risks particular to Mexico" are relating to the credit card industry. Please revise your disclosure accordingly. Please also expand your disclosure in this section to quantify the "substantial reduction" that you experienced in your credit card loan portfolio between 2008 and 2010 and describe the composition and risk profile of your credit card customers.

Credit, market and liquidity risk may have an adverse effect on our credit ratings…, page 32

40.   Please update your risk factor disclosure to reflect the recent downgrades of Spain's sovereign debt and of Banco Santander, S.A.. Your revised risk factor disclosure also should clarify for investors the extent to which these downgrades have increased your funding costs or those for Banco Santander, S.A. For example, we note from your disclosure on page 81 that you experienced a significant increase in interest expense relating to debt issuance during 2011. Also, please quantify in the risk factor the likely effect of an additional one- and two- notch credit rating downgrade on your borrowing costs and your collateral obligations under your derivative contracts.

41.   Please revise your risk factor to address the liquidity risks associated with recent macroeconomic events in Spain. For example, please clarify whether Banco Santander, S.A. will use any proceeds from this offering to help meet or bolster capital requirements.

Our increasing focus on individuals and small and medium-sized businesses…, page 33

42.   We note from your disclosure on page 76 that non-performing assets increased significantly in 2011 compared to 2010 due to an increase in nonperformance in your mortgage portfolio. Please revise this risk factor to quantify the amount of your non-performing loans and charge-offs for the 2011 fiscal year and to describe any significant changes or trends.

<u>We may not be able to detect money laundering and other illegal…, page 34</u>

43.   Please clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

<u>Under the Statutory Responsibility Agreement…, page 35</u>

44.   Please include a separate risk factor that discusses Article 28 Bis of the Mexican Financial Groups Law and describes in detail the possibility that shareholders' shares could be posted as collateral in favor of IAPB and the risks associated therewith.

<u>We engage in transactions with our subsidiaries or affiliates that others may not…, page 35</u>

45.   Please quantify in this risk factor the aggregate amount and percentage of your expenses and revenues that are related to services agreements that you currently have with your subsidiaries and affiliates. Also, please revise to explain why the terms that you consider to be "substantially on market conditions" could be interpreted by third parties as not "on an arm's-length basis."

<u>Developments in other countries may affect us, including the prices for our…, page 39</u>

46.   We note your general statements regarding the relationship between the economies of Mexico and the United States; however, it is unclear from this risk factor whether the United States economy has materially impacted your business and operations in the past. Please revise to clarify. We note in this regard your disclosure on page 63 that in 2009 Mexico suffered the sharpest decline in its gross domestic product since 1932 "[g]iven its important commercial ties with the [United States] economy." Please also tell us whether you have considered the extent to which risks associated with recent developments with the Spanish economy could materially impact your business and operations.

<u>Corporate disclosure in Mexico may differ from disclosure regularly published…, page 39</u>

47.   Please revise to highlight how your Exchange Act reporting obligations will not be as frequent and, in some respects, not as rigorous as those of U.S. companies (e.g., you will not be subject to the U.S. proxy rules under Exchange Act Section 14).

48.   Please expand your disclosure here, or in another risk factor as appropriate, to specify the New York Stock Exchange corporate governance requirements from which you are exempt due to your status as a foreign private issuer. For example, we note from your disclosure on page 203 that you have not made a determination as to whether any of your directors or committee members would be considered "independent" under U.S. securities laws or the rules of any U.S. securities exchange.

Actual or anticipated sales of our Series B shares or the ADSs…, page 43

49.   Please revise to disclose the number of shares subject to the lock-up agreements.

The Mexican Securities Market, page 47

50.   Please revise to specify the "certain levels" under which the trading volume of your
        Series B shares would trigger delisting or deregistration.

Regulation and Listing Standards, page 48

51.   We note from your disclosure on page 14 that you are conducting a public offering in
        Mexico concurrent with this offering. We also note your reference in this section to
        requirements that must be met in order for an issuer to offer securities to the public in
        Mexico, as well as your reference to "CNBV approval." Please explain to us the process
        by which CNBV must approve your Mexican prospectus before you can offer shares in
        Mexico.

52.   Furthermore, please clarify whether you have received regulatory approval to offer your
        shares in Mexico. Please also indicate whether the CNBV has waived any requirements
        for you, and if so, what they are.

Capitalization, page 54

53.   We note that you have included *all* liabilities within your Capitalization table. Given that
        this table represents your capitalization and indebtedness, please tell us why you believe
        it is appropriate to disclose all liabilities, including financial liabilities held for trading,
        deposits provisions, tax liabilities, and other liabilities. Specifically, address why you
        believe it is appropriate to include the additional liabilities that do not appear to represent
        short-term and long-term borrowings.

Dilution, page 55

54.   Please provide additional disclosures to reflect the impact of the exercise of the
        underwriters' overallotment option on net tangible book value per share as well as any
        increase to existing shareholders and dilution to new investors. Also, disclose based
        upon the mid-point of the range, the number of shares of common stock purchased, the
        total consideration paid, and the average price per share paid by the existing shareholders
        and by the new investors.

Selected Financial and Operating Data, page 57

55.   Please revise your disclosure to include earnings per share from continuing operations in
        your consolidated income statement data in accordance with IFRS pursuant to Item 3.A.2

of Form 20-F by operation of Item 4(a) of Form F-1.

56.   We note that you include selected financial data in accordance with Mexican Banking GAAP on page 61. Please tell us whether you intend to include selected financial data on a Mexican Banking GAAP basis in future annual reports on Form 20-F, and if so, please tell us why you believe this information will be useful to an investor in your future annual reports.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Trends Affecting our Financial Condition and Results of Operations, page 64

57.   Please provide expanded disclosure as to how the identified trend of a global economic slowdown, particularly in Europe, may materially impact your financial condition and results of operations.

Effects of Changes in Interest Rates, page 64

58.   Please revise to quantify the adverse impact that the low interest rates you cite in this section have had on your financial margins over the past two fiscal years.

Results of Operations…, page 67

59.   You disclose on page 71 that certain loans to SMEs (Small and medium-sized enterprises) are guaranteed in part by *Nacional Financiera*, a Mexican development bank. You go on to state that these loans are collateralized by *participaciones federales*, representing the portion of federal taxes to which states and municipalities are entitled and that is pledged as security for the loans granted, which in turn leads to loans with lower risk that are charged lower interest rates. You also indicate on page 125 that you receive support from the Mexican Institute of the National Housing Fund for Workers for certain mortgage loans. Please revise your tabular disclosures of loans by type of customer on page 122 or page 172 to clearly indicate the amount of guaranteed loans included in such tables by loan type. Additionally, please disclose the following related to your guaranteed loans:

   ● The nature of the guarantee on these loans, including the percentage of loss that is guaranteed by a government entity or federal taxes that have been pledged as collateral; and

   ● How guarantees impact your non-performing loan statistics by loan type. For example, disclose whether you exclude non-performing loans that are guaranteed from your non-performing loan ratios on page 172. If so, please quantify the amounts that have been excluded and the impact on such ratios.

Net Fee and Commission Income, page 72

60.   Please describe how "regulatory limits on fees charged to clients" resulted in a reduction in net fees for 2011. Please also clarify whether delaying the charging of annual fees until three months after card issuance resulted from regulatory changes or internal policy. In addition, on page 197 you indicate that in November 2010 the Mexican Central Bank published new rules that regulate the issuance and use of credit cards. Please describe the new rules and the effect they have had on you.

Gains (Losses) on Financial Assets and Liabilities (Net), page 73

61.   Please supplement your discussion on page 74 by including a tabular disclosure of net gains (losses) on financial assets and liabilities by product type, including interest rate, equity, and exchange rate products that clearly reconciles to total net gains (losses) on financial assets and liabilities for the periods presented. Additionally, given the significant volatility in the gains and losses recognized on these financial instruments, please expand your disclosure to discuss the drivers of the gains (losses) recognized, including in your proprietary trading activities, such as the foreign currencies driving the impact, or the specific equity indices, similar to your disclosure outlining the drivers of the losses from interest rate derivatives on pages 74 and 80.

Commercial, financial and industrial, page 76

62.   You disclose that non-performing assets in commercial, financial and industrial loans increased Ps. 208 million, or 8.7%, from December 31, 2010 to December 31, 2011, primarily due to a slight increase in non-performing assets in the SMEs portfolio due to growth of the portfolio. We also note per page 172 that this portfolio has grown 21% year over year. Please tell us whether you have revised your underwriting standards in order to achieve this growth. Additionally, to the extent that newly originated SME loans are becoming non-performing assets more quickly than you have experienced in the past, please tell us whether you are adjusting your underwriting policies accordingly.

Mortgage, page 77

63.   You disclose that the NPL ratio for mortgage loans deteriorated from 1.98% to 3.51% due to the acquisition of the GE Capital mortgage business in Mexico in April 2011. Please tell us whether you classified any of the mortgages acquired in that acquisition as nonperforming on the date of acquisition, or whether all loans were originally classified as performing since they were recorded at fair value, and were only classified as nonperforming at a later date due to further credit deterioration.

Installment loans to individuals, page 77

64.   Please revise to describe the "more stringent standards for credit card issuances" that

contributed to the 2011 decrease in non-performing assets.

Corporate Activities Segment, page 80

65.   We note that your Corporate Activities segment experienced a significant decrease in operating profit in 2011 compared to 2010. Please expand your disclosure to define the ALCO portfolio referenced in the first and third bullet points on page 81 and explain what it is. Also, please explain why you experienced such a significant increase in interest expense relating to debt issuance during 2011.

Liquidity Management, page 83

66.   Please add disclosure explaining why non-interest bearing demand deposits increased significantly in 2011. Please also clarify why short-term borrowings increased significantly in 2011.

67.   Please add disclosure that explains the liquidity risk presented by the short-term nature of your funding sources.

Off-Balance Sheet Arrangements, page 88

68.   Please revise to provide a footnote describing the nature of the items included within the contingent assets and liabilities line item.

Business, page 97

69.   We note your disclosure that all of the financial data in this section regarding your subsidiaries has been prepared in accordance with Mexican Banking GAAP, whereas all of your consolidated financial data in this section has been prepared in accordance with IFRS. Please revise your disclosure throughout this section to clearly label which measures and discussion are based on IFRS and which are based on Mexican Banking GAAP. Additionally, please address the following:

- Tell us why you have presented some information in this section on a subsidiary basis under Mexican Banking GAAP, and tell us whether you are able to present this information in accordance with IFRS. If you are not able to disclose this information in accordance with IFRS, please tell us why not.

- Tell us whether you intend to include discussion on a Mexican Banking GAAP basis in future annual reports on Form 20-F, and if so, please tell us why you believe this information will be useful to an investor in your future annual reports.

70.   Please provide us independent, objective support for your statements regarding your leadership, success and growth. Where appropriate, please revise your disclosure in this

section to provide objective support for your statements. Please note the following as non-exclusive examples.

- On page 114, under "Individuals," please add quantitative disclosure that demonstrates how you have experienced growth in your "premier" and "preferred" customer segments.

- On page 116, under "Middle-Market Companies and Large Domestic Companies," please revise to explain how you have "significantly increased cross-selling" within this business unit.

- On page 118, under "Credit Markets," please provide objective support for your market leadership and "consistently high rankings" in project finance.

- On page 119, under "Equity Custodial and Related Services," please provide objective support for your statement that you "are a top player in terms of third-party open interest in the Mexican Derivatives Exchange."

Please note that these are examples only.

Seguros Santander, page 112

71.   Please revise to provide a more detailed description of your relationship with the joint venture going forward. Also, provide updated financial information.

Risk Management, page 146

72.   We note from your disclosure on page 93 that the CNBV may perform visits to review and evaluate banks' internal controls and risk management. Please advise as to whether there currently is a regulatory review process for evaluating your risk models and risk management, and if so, please revise your disclosure to explain the regulatory process.

73.   We note your disclosure in this section and also under Note 50 to your financial statements. Please revise your disclosure to clarify the relationships and interplay among the various committees responsible for implementing and maintaining risk limits and to explain the role of the Comprehensive Risk Management Unit. For example, we note your disclosure on page 146 that the Comprehensive Risk Management Unit has delegated authority "to authorize deviations above the established [risk] limits" and that in the event of such deviations the unit "must inform the Board of Directors." However, we also note from your disclosure on page 152 that "[a]ny subsequent limit request [relating to market risk] may be approved by the global market risk committee." Similarly, we note your disclosure on page 153 that the Credit Committee has "full authority to act on behalf of [y]our Board of Directors…[to] [r]eview and approve any and all amendments or modifications to the requirements, conditions or other provisions

relating to the [Board's] general authorization of [y]our lending activities." It is unclear from your existing disclosure whether the global market risk committee and Credit Committee must seek approval from the Comprehensive Risk Management Unit when modifying risk limits. Please also explain what you mean by your statement that the "Comprehensive Risk Management Committee appoints a person responsible for the management of the risk unit and reports [y]our risk exposure to [y]our Board of Directors…." Does each business unit have an appointed person responsible for this role? Please advise. Please also revise this section to explain the Assets and Liabilities Committee's role in risk management.

74.   We refer to your disclosure that the Comprehensive Risk Management Committee must report "any deviation from the risk limits imposed by the risk policies" to the Board of Directors and must also report "the corrective measures that have been implemented. Please expand your disclosure in this section to clearly explain your policies in the event of a risk limit breach. For example, please disclose how breaches in risk limits are reported to the Comprehensive Risk Management Committee, and by whom. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

Assets and Liabilities Management (Banking Books), page 149

75.   You disclose that you implemented a methodological change in the interest rate from a linear to a compound interest rate, which increased the market value of equity limit consumption by approximately 53%. Please respond to the following by expanding your disclosure here or in your market risk discussion beginning on page F-124 of your consolidated financial statements:

- Disclose what the net interest margin (NIM) and market value of equity (MVE) limit consumption measure.

- Discuss the metrics to which you compare the NIM and MVE consumption levels.

- Explain the differences and similarities between the NIM and MVE approach.

- Explain why the MVE and NIM consumption levels are at much more similar levels beginning in July 2011 and the factors that drive that behavior.

- Disclose the reason for your change in methodology.

- Discuss why the methodological change only impacted MVE and not NIM and clarify why MVE dropped to a much lower level in May 2011 after the methodological change.

- Disclose the approval process that exists, both internally and externally with your banking regulators, for implementing methodological and modeling changes.

Liquidity Risk, page 153

76.   We note your presentation of the liquidity coefficient under a Mexican peso basis and a U.S. dollar basis. Please respond to the following and expand your disclosures here and on pages F-133 and F-134, as appropriate:

- Tell us whether the liquidity coefficients discussed on page 153 are the same thing as the coefficients on page F-133 and F-134. If so, please explain why the amounts are different.

- Discuss whether there are minimum targets that must be maintained for the liquidity coefficient ratio.

Credit Risk

Recovery, page 154

77.   Please expand your disclosure to provide further discussion of the risk management programs that the Recovery Units manage, including restructuring of loans, rescheduling payments, or reaching a settlement agreement when the client is sued. As part of your revised disclosure, clarify if the risk management programs relate to all types of loans, and discuss the typical programs used for each loan type, providing quantification to the extent possible.

Technological Risk, page 157

78.   We note that you cite potential issues with hardware, software, or other information technology services as technological risks. Please tell us whether you have experienced any breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events in the past and, if so, what consideration you have given to disclosing such events in your risk factors section.   Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Selected Statistical Information

Investment Securities, page 169

79.   Please revise to disclose the weighted average yield for each range of securities' maturities disclosed on page 170, in accordance with Item II.B of Industry Guide 3, and

clarify whether the amounts are based on expected or contractual maturities. Additionally, please disclose that you hold securities issued by the Mexican government and separately by the Mexican Central Bank that each exceed 10% of your stockholders' equity, pursuant to Item II.C of Industry Guide 3.

Loan Portfolio, page 171

80.   It does not appear that you have disclosed the items noted below as required by Industry Guide 3. To the extent that you have already disclosed this information, please refer us to such disclosure. Alternatively, please revise your document to include the following disclosures:

  - Gross interest income that would have been recorded and the amount of interest income that was recorded for nonaccrual and restructured loans during the periods presented. Refer to Instruction (2) of Item III.C.1 of Industry Guide 3.

  - Potential Problem loans, including the nature and extent of any loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or restructured. In your response, tell us whether you believe subjective doubtful assets, which you disclose on page F-29, represent potential problem loans. Refer to Item III.C.2 of Industry Guide 3.

  - Ratio of net charge-offs during the period to average loans outstanding during the period, for each period presented. In this regard, we note your presentation on pages 176 and 177 presents this ratio based on total loans. Refer to Item IV.A of Industry Guide 3.

Movements in Allowances for Credit Losses, page 174

81.   We note your tabular disclosure of recoveries of loans previously charged off by type. Please revise your disclosure to state where these recoveries are reflected within your allowance for impairment loss roll-forward on the same page. If recoveries are not reflected in your roll-forward (or as a reduction to your ending allowance balance), please tell us why not. Also, provide an example journal entry showing how you account for recoveries, both for loans previously charged off, and for loans not yet charged off.

82.   Please disclose what is included in *net* provisions for credit losses on page 175, in addition to disclosing the *gross* provisions recorded by loan category. Also, please clarify your disclose on page 176 where you disclose the calculation of net loan charge-offs as a percentage of loans as it appears this calculation is based off of total charge-offs (per page 175) as a percent of gross loans.

Short-Term Borrowings, page 179

83.   You report Ps. 94.428 billion in securities sold under agreements to repurchase within your tabular disclosure here, but within your Consolidated Balance Sheet, you report a total of Ps. 118.269 billion as of December 31, 2011 for deposits from credit institutions – reverse repurchase agreements and customer deposits – reverse repurchase agreements. Please reconcile these amounts, and revise your disclosure in future filings to address the reason(s) that your securities sold under agreements to repurchase do not agree to the reverse repurchase agreements with credit institutions and with customers as reported in your Consolidated Balance Sheets as of December 31, 2011 and 2010.

Classification of Loans and Allowance for Loan Losses, page 191

84.   You disclose the loan classification and rating rules set forth under the General Rules Applicable to Mexican Banks, which require that, among other things, a statutory percentage be applied to loans that are past due for each classification level as a means to create reserves, and reserves may be decreased for restructured mortgage loans. You also go on to state that you have requested and received permission from the CNBV to use a less conservative proprietary methodology to determine loan loss reserves for your corporate, business and financial institution loans. Please tell us and disclose in this section, whether this reserving process is only applied for your Mexican Banking GAAP financial statements or whether it is also used for your IFRS financial statements. To the extent this methodology is also used for your IFRS financial statements, please tell us why you believe it is appropriate to apply a statutory percentage to certain loans in order to calculate your impairment losses, and discuss how your methodology complies with IAS 39.

Related Party Transactions, page 219

85.   Please file all related-party agreements as exhibits or tell us why you are not required to do so. See Regulation S-K Item 601(b)(10)(ii)(A).

Loans to Related Parties, page 219

86.   Please expand your disclosure as follows.

        ●   Please explain what types of loans fall "within the scope of Articles 73, 73 Bis and 73 Bis 1 of the Mexican Banking Law."

        ●   With respect to your disclosure in the second paragraph, please explain what you mean by companies that provide "ancillary services" to you.

        ●   We refer to your disclosure in the third paragraph under this section. Please explain how the loans granted to Santander Consumo and Santander Hipotecario fell within the 50% of Tier 1 Capital limit. We note in this regard that your Tier 1 capital totaled Ps. 68,703 million as of December 31, 2011.

Description of Capital Stock, page 224

87.   We note your disclosure that the summary appearing in this section "does not purport to be complete." Please revise to clarify that you have discussed all material terms. In addition, you may not qualify this section by reference to Mexican laws and regulation. Please revise.

Index to Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, page F-4

88.   We note that you presented separate Statements of Comprehensive Income before your Income Statements. Please tell us how you considered paragraphs 81(b) and BC49 of IAS 1 that indicate that in a two-statement presentation, the first statement is the income statement and the second statement is the statement of comprehensive income.

Consolidated Statements of Cash Flow for the Years Ended December 31, 2011 and 2010

89.   You disclose the effect of foreign exchange rate changes as a cash flow from operating activities and separately as a reconciling item to your cash and cash equivalents balance in an equivalent amount, but in an offsetting direction. Please tell us how your disclosure is in compliance with paragraphs 25-28 of IAS 7 considering that unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows, and only the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency are reported as a reconciling item between cash and cash equivalents at the beginning and end of the periods presented.   As part of your response, please tell us how your adjustment was calculated.

90.   We note that you classify changes in financial liabilities at amortized cost in operating activities, which appears to include marketable debt securities and other financial liabilities. Please tell us how you concluded it was appropriate to classify these items as operating instead of financing cash flows. Discuss the nature of these items in additional detail, and tell us how these instruments are used in your operations. Refer to paragraph 17 of IAS 7.

Note 2. Accounting Policies, page F-14

c) Definitions and classification of financial instruments, page F-16

v. Classification of financial liabilities for presentation purposes, page F-19

91.   We note your disclosure that other financial liabilities include the amount of payment obligations having the nature of financial liabilities not included in other items, as well as liabilities under financial guarantee contracts, unless they have been classified as doubtful. Please describe the situations where you would have a liability under a financial guarantee contract that is classified as doubtful, and describe how and why you classify these liabilities differently. As part of your response, please describe how you account for these liabilities and quantify the amounts classified in this manner for each period presented.

d) Measurement of financial assets and liabilities…, page F-19

iii. Valuation techniques, page F-21

92.   Your disclosure within the table on page F-23 that you utilize observable market data is vague. Please refer to paragraph 27 of IFRS 7 and revise to more clearly state the assumptions applied in determining fair values of each class of financial assets or financial liabilities. Additionally, we note that none of your financial instruments are included within Level 3, and per your disclosure on page F-22, you mention a shift towards reasonably probable scenarios of assumptions that are not based on observable market data. Please disclose what financial instruments have assumptions that are not based on observable market data, or revise to clarify this disclosure.

93.   We note that you use a "local volatility method" and a "mixed volatility method" to value certain debt and equity instruments, and exchange rate options, respectively. Please expand your disclosure to describe in further detail what these models are and how they are used to value these instruments.

94.   We note your disclosure on page F-24 that as an alternative to a sensitivity analysis, you use a value-at-risk (VaR) technique. Please clarify whether this table is being provided based on your disclosure on page F-22 that indicates you have set forth below the potential effect on the measurement at December 31, 2011 as a result of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data. If so, please clarify how this presentation captures that as it appears to represent all of your trading positions as opposed to only those that are valued based on internal models. Additionally, to the extent that this table does not represent this disclosure, please clarify where you have presented this sensitivity disclosure, and consider moving this VaR presentation to Note 50 where you discuss your risk

management activities in much more detail.

e) Derecognition of financial assets and liabilities, page F-26

95.   We note your disclosure that financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel or resell them. Please clarify in more detail what you mean by the obligations are acquired with the intention to cancel or resell them. As part of your response, please give examples of the transactions you are referring to, and explain how "intentions to cancel" or "intentions to resell" affect whether the obligation has been extinguished.

g) Impairment of financial assets, page F-27

i. Definition, page F-27

96.   Your disclosure indicates that balances are deemed to be impaired and the interest accrual is suspended when there are reasonable doubts as to the full recovery of principal and collection of interest. Please revise your disclosure to state whether you have a threshold based on past due status beyond which all loans are deemed impaired and placed on non-accrual status. Also, state whether your policy varies by loan class.

97.   We note your disclosure that the amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated is not material with respect to your financial statements taken as a whole. It is not clear how you are performing this materiality analysis in asserting that the effect is not material. Given that the level of renegotiated loans may provide useful information regarding the level of potential problem loans in your portfolio, please tell us the amount of loans, by loan class, that have been renegotiated during December 31, 2011 and 2010. Please also tell us more about the types of terms that are typically renegotiated. As part of your response, please tell us whether you continue to classify the loan as impaired after the terms have been renegotiated, and if you classify the loan as impaired for only a certain period of time, please disclose that time period.

98.   You disclose the entire loan balance is kept on the balance sheet until the recovery of any recognized amount is considered to be unlikely, or when any portion of the loan has been classified as non-performing. Please revise your disclosure to clarify the latter portion of this statement as it implies that once a loan is classified as non-performing, it is written off, and that does not appear to be the case based on other disclosures in your filing. Additionally, please revise your disclosure to state whether you have a threshold based on past due status beyond which all loans are written-off, and state whether this varies by loan class.

ii. Debt instruments carried at amortized cost, page F-28

99.   You disclose at the bottom of page F-29 that the approach for your allowance for inherent losses estimate that you describe on that same page is used as a general rule, but in certain cases, this approach is not applied. Additionally, you discuss that the low default portfolios on page F-30 are subject to a separate allowance process. Please revise your disclosure to identify all alternative approaches to your allowance. Also, identify and quantify the loans in your portfolio that are assessed under alternative approaches.

100.   We note your disclosure on page F-30 that based on the methodology described above, if the portfolio experienced an increase of 10% of the impaired assets, the allowance would have experienced an increase of 2.41%. Please clarify whether this disclosure is only referring to your retail portfolio, or whether it applies to your entire loan portfolio. Additionally, please provide further details as to how the sensitivity was performed. For example, if the estimate includes individually evaluated loans, tell us how you picked the loans that would be classified as impaired and how you performed the loss calculation based on your defined methodology on page F-29. Additionally, for your collectively assessed loans, clarify whether you assumed 10% of every loan retail loan portfolio was impaired (including ones currently classified as current), and explain how you updated your roll rate methodology to capture this additional loss.

h) Repurchase agreements and Reverse repurchase agreements, page F-31

101.   We note your discussion of the accounting for repurchase agreements and reverse repurchase agreements. In order to increase the transparency and readability of this disclosure, please separately state the accounting policy for each rather than presenting a long accounting policy note with several parenthetical disclosures trying to highlight the differences under each transaction.

l) Accounting for leases, page F-33

i. Finance leases, page F-33

102.   We note your disclosure that when consolidated entities act as lessors of an asset, the sum of the present value of the lease payments receivable plus the guaranteed residual value – which is generally the exercise price of the lessee's purchase option at the end of the lease term – is recognized as lending to third parties. We also note your later disclosure that you did not have any finance leases for the periods presented. Please clarify why this policy is presented if you do have any finance leases outstanding for any period. Additionally, to the extent that it is still appropriate to leave this disclosure in the filing, please clarify why the guaranteed residual value would generally always be equal to the exercise price of the lessee's purchase option at the end of the lease term. As part of your response, please clarify the types of leases that have guaranteed residual values that work in this fashion.

s) Recognition of income and expense, page F-37

i. Interest income, interest expense and similar items, page F-37

103.   Your disclosure indicates that if you collect interest on impaired loans, the interest is recognized in income as a reversal of the related impairment losses. Please tell us why you record a reversal of the related impairment losses instead of recording interest income or applying the interest collected to the principal balance of the loan. As part of your response, please address how your policy complies with the guidance in paragraph AG93 of IAS 39. Additionally, please reconcile the disclosure on page F-37 with the disclosure on page F-27 where you state that collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

v. Loan arrangement fees, page F-38

104.   We note your disclosure that in the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement, which is included as a part of the effective interest method recognition. However, we note that paragraph 43 of IAS 39 indicates transaction costs that are directly attributable to the acquisition or issue of financial assets should be recognized initially as part of the financial asset. Additionally, we note that paragraph 14(a) of the illustrative examples of IAS 18 indicates that origination fees are an integral part of generating an involvement with the resulting financial instrument and, together with the related transaction costs, are deferred and recognized as an adjustment to the effective interest rate. Please clarify how your accounting policy complies with paragraph 43 of IAS 39 and IAS 18, including why you recognize loan origination fees immediately in the consolidated income statement.

Note 3. Grupo Financiero Santander… – Acquisitions and Disposals, page F-39

105.   Regarding your loan portfolio acquisition from affiliates under common control, you disclose that the acquisition amounted to 18,110 million pesos and was made at fair value. You also state that consequently *any* amount was recognized in the consolidated income statement. Please quantify the amount that was recognized in the income statement, and clarify why you recorded such amount in that fashion. In your response, state the accounting literature upon which you relied for measurement purposes. Additionally, please disclose the credit quality of the loans that you acquired from affiliates under common control.

Note 4. Business combination, page F-39

106.   We note your disclosure here that you recorded loans acquired from GE Capital in

Mexico at an estimated fair value of Ps. 19.24 billion. We also note your disclosure on page 76 that indicates you established allowances on mortgage loans acquired from GE Capital as of the acquisition date. Please tell us the amount of and why you recorded an allowance on the acquired loans given that they were measured at fair value on the acquisition date, or revise your disclosure on page 76 accordingly.

107.	You disclose that during April 2012, you finalized your estimates with respect to the fair values of the assets and liabilities acquired in the business combination, and you reduced the values of mortgages by Ps. 2.052 billion and foreclosed assets by Ps. 247 million. Please revise your disclosure to confirm whether these adjustments are included in the values presented on page F-40, and explain the circumstances that led to revisions of these fair value measurements.

108.	Please clarify how the Ps. 710 million disclosed for the deferred tax asset balance relates to the Ps. 710 million credit to goodwill generated as a result of the GE Mexico acquisition that is disclosed on page F-86. Specifically, to the extent the amounts relate to the same thing, please revise your disclosure to explain why the Ps. 710 million is shown as a reduction to the deferred tax liability balance on page F-86 (versus as a deferred tax asset on page F-40) and change the word "credit to goodwill" to something more descriptive such as "increase to goodwill".

109.	We note that the purchase agreement provides that GE Capital must compensate you for any loss, damages, or incurred loss mainly attributable to any contingency generated by and resulting from the assets acquired or the transactions executed before the closing date. Please revise your disclosure to state whether tax loss carry-forwards of Ps. 1.098 billion were the only acquired assets covered by this arrangement. Additionally, we note that you have recorded an indemnification asset of Ps. 1.098 billion as of December 31, 2011 related to the tax loss carry-forwards. Please revise your disclosure to state how you measured this indemnification asset, and tell us the accounting literature upon which you relied.

110.	Please file the GE Capital mortgage business acquisition documents as exhibits or tell us why you are not required to do so.

Note 9. Debt Instruments, page F-49

111.	We note your disclosure that in December 2011, you transferred securities with a fair value of Ps. 11,580 million out of the trading category following the strategy established by the Parent company in order to comply with revised capital requirements imposed by the European banking regulator in late 2011. Please revise your disclosures to state that you believe these facts and circumstances were rare, and disclose the fair value gain or loss on the financial assets recognized in profit or loss in the reporting period and in the previous reporting period, in accordance with the guidance in paragraph 12A of IFRS 7.

Note 12. Loans and advances to customers, page F-51

d) Impaired assets, page F-53

112.   We note your presentation of the table showing a breakdown of impaired assets, with the
period that the balances are past due. In accordance with the guidance in paragraph 36(c)
of IFRS 7, please also disclose information about the credit quality of financial assets that
are neither past due or impaired. For example, we note that you use a methodology based
on rolling rates to determine the expected losses for your retail portfolio, which considers
the number of non performing payments and estimates the probability to migrate into
another range. Given the methodology used for estimating your impairment losses for
your retail portfolio for financial statement purposes is based on past due status, please
also consider providing an aging analysis for your retail portfolio in addition to the
ratings information you disclose based on Mexican National Banking and Securities
Commission requirements.

e) Maximum exposure to credit risk and credit quality information, page F-55

113.   Please revise your disclosure to define collection rights and guarantees that you have
included as credit enhancements in your tabular disclosure on page F-55. In your
disclosure, specifically address the following related to collection rights and guarantees:

- State whether such collection rights and guarantees are contractual;

- State whether they represent rights to assets of individuals other than the borrower;

- Disclose why you consider such rights and guarantees to be credit enhancements to
your outstanding loan portfolio;

- Disclose how often you evaluate whether the guarantor has sufficient ability to
perform under the guarantee; and

- Tell us how often you have sought performance under these collection rights and
guarantees and the typical outcome of such efforts.

114.   We also note your disclosure of Ps. 51,907 million in real estate that appears to represent
collateral underlying certain mortgage loans. Please quantify the amount of loans to
which this collateral relates, and state how often you obtain appraisals to determine the
fair value estimates for such collateral.

115.   We note that the total of your collection rights, real estate and guarantees (in total, other
credit enhancements) covers the vast majority of your outstanding loans and receivables
balance as of December 31, 2011. Please disclose whether you typically have one of
these credit enhancements for each loan, or whether a loan could have multiple credit

enhancements, and thus, certain loans and receivables have no credit enhancements. To the extent that the latter is true, please disclose the amount of loans and receivables that are not covered by credit enhancements. Additionally, tell us why the value of the guarantees has decreased from Ps. 303,701 million at January 1, 2010 to Ps. 228,444 million at December 31, 2011 despite the significant increase in loans and receivables during the same period.

Note 14. Non-current assets held for sale, page F-62

116. You disclose that you initially record foreclosed property at the lesser value between the amount of the debt (net of allowances) and the fair value of the foreclosed asset less the estimated selling costs. You go on to state that if the fair value (less selling costs) is lower than the amount of the debt, the difference is recognized within impairment losses on other assets (net) in the consolidated income statement. In light of the fact that paragraph AG 84 of IAS 39 indicates that a collateralized financial asset should reflect the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, please tell us why the vast majority of any difference would not have already been recorded in your loan impairment allowance account. As part of your response, please quantify the amount of additional losses that have been recognized at the time of foreclosure during the years ended December 31, 2011 and 2010. In this regard, we note that the table indicates that significant impairment losses were recognized related to the ending balance of foreclosed assets, and it is unclear how much is due to further deterioration since the foreclosure versus existing deterioration existing at the time of foreclosure. Additionally, please quantify the amount of impairment losses recorded due to further deterioration since foreclosure, and tell us why you do not record such additional losses at the time of foreclosure in impairment losses on financial assets, which include loans and receivables, instead of the other assets (net) account. Finally, please tell us whether you include loans that are charged-off due to foreclosure within your charge-off tables on page 175.

117. Your disclosure that in 2011 and 2010, "*any* of the sales of these assets were financed by any entity of the Group" is confusing. Please clarify whether you mean that *none* of the sales of foreclosed assets were financed by the group. To the extent that *all* of the sales of foreclosed assets were financed by the Group, please state that fact and quantify the amount of loans that were originated related to the foreclosed properties sold. Also, disclose whether you obtained updated appraisals as of the date of origination of the new loans.

Note 18. Intangible assets – Goodwill, page F-66

c) Impairment test, page F-67

118. We note the disclosure of the assumptions used in the performance of the goodwill impairment test. Please respond to the following:

- Tell us why you used the TIIE risk rate based on 28 days, instead of a longer period given that the nature of the goodwill impairment test is based on the valuation of a business.

- Please clarify your disclosure in footnote (2) to better describe how the perpetual cash flow has been calculated. Please consider providing an example calculation to illustrate the calculation to the extent appropriate.

- Please provide further background as to how the risk premium was determined. In this regard, the premium appears low relative to the overall market risk premium in the Mexican market.

Note 25. Other financial liabilities, page F-77

119. Your tabular disclosure indicates that you accrued Ps. 7.96 billion in unsettled financial transactions as of December 31, 2011. Please revise your disclosure to state the nature of these amounts for each period presented and disclose the types of financial instruments to which this accrual relates. Also, please tell us what is included in other financial liabilities of Ps. 1.421 billion in addition to the Ps. 258 million related to the IPAB contingency as of December 31, 2011.

Note 26. Provisions, page F-77

120. Please expand your disclosure to also provide disclosures about contingent liabilities required by paragraphs 86 and 88 of IAS 37.

c) Provisions for pensions and similar obligations, page F-78

121. You disclose that you record the net periodic cost to cover the net projected obligation from seniority premiums and pensions, medical expenses and severance payments as it accrues based on actuarial calculations prepared by independent actuaries, and you disclose that the amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using certain actuarial techniques. It appears that you are attributing your provision for pensions and similar obligations disclosure to a third party expert. If this reference is retained and attributed to the third party actuaries, please revise your disclosure to name the third party expert firm(s), and provide a currently dated and signed consent from each party. Refer to Rule 436 of Regulation C.

122. We note your disclosure that you have a liability for postretirement benefits that requires the full payment of certain medical expenses of such employees and their family members upon retirement based on the respective contracts. We also note from your disclosure that approximately 2.88% of the Group's employees were still enrolled in the defined benefit pension plan as of December 31, 2011 and that approximately 73.92% of

your workers employed by the Group and enrolled in the defined contribution plan have been included in the new Retirement Medical Coverage subaccount system. Please respond to the following:

- Clarify whether the defined benefit pension plan and the postretirement benefit plans are being aggregated for purposes of your disclosures on pages F-79 through F-81. If not, please clarify where your liability related to postretirement medical benefits are recorded and quantify the amount of the liability.

- Clarify whether the Retirement Medical Coverage subaccount system is the same thing as the program required by current collective bargaining agreements and individual employment contracts for postretirement benefits that require full payment of certain medical expenses. If not, please describe the differences, quantify the amount of the liability for each and discuss the accounting for each program.

- Please provide disclosure of the assumed medical cost trend rates and quantify the effect of an increase and decrease of one percentage point in the assumed medical cost trend rate per the requirements in paragraph 120A(n) and (o) of IAS 19.

e) Provisions for tax and legal matters, page F-82

123.   You disclose on page 145 that the Mexican tax authorities recently issued an official communication setting forth that the deduction of losses arising from Banco Santander Mexico's sale of past due loans during fiscal year 2007 was not in compliance with applicable law. You go on to state that the amount of the assessment arising from the Mexican tax authorities' determination is equal to approximately U.S. $375.4 million, including penalties and interest, and that you believe the assessment is incorrect and that the risk of a material loss to Banco Santander Mexico is remote. Please revise your disclosure to also quantify the amount of the assessment in Pesos, and tell us when this official communication was provided to you and your basis for determining that the loss is remote. As part of your response, please tell us whether you were required to make a payment in the meantime to the tax authorities while the case moves through administrative appeal.

f) Provisions for off-balance sheet risks, page F-83

124.   Please revise your disclosure to quantify and state the nature of the off-balance sheet risks for which you have accrued a provision for off-balance sheet risk of Ps. 2.513 billion as of December 31, 2011. To the extent you prefer to cross-reference and avoid duplicative disclosure, you may clearly cross-reference to Note 12. To the extent that the related off-balance sheet risk is made up of multiple amounts disclosed in Note 12, ensure that your disclosure includes a total amount for each period presented as well as a summary of the amounts subsumed in that total.

125.   We note that you recorded a negative provision of Ps. 2.356 billion during 2011 to reduce
        your provision for off-balance sheet risk. We also note your disclosure on page 77 that
        the decrease was due to the release of provisions that were above the required amount for
        undrawn credit lines. Please revise your disclosure here or in your Results of Operations
        discussion to state why your provision for off-balance sheet risks decreased by 48%, from
        Ps. 4.869 billion as of December 31, 2010 to Ps. 2.513 billion as of December 31, 2011,
        when per page F-59, the available lines of credit were only reduced 21% during 2011. As
        part of your response, please explain whether, and if so, how changes in the credit quality
        of your off-balance sheet risks support this decrease, versus reduction in volume of
        available credit lines and describe any actions taken to specifically reduce credit exposure
        by reducing available credit lines.

Note 30. Valuation adjustments, page F-87

126.   You disclose that unless extenuating circumstances exist, you consider reaching a 40%
        decline after 18 months below cost as indicators of objective evidence of impairment of
        equity securities, but you indicate that impairment is recorded as soon as you consider
        that the recoverable amount could be affected even if these indicators have not been
        reached. Please clarify whether this policy also applies to your debt securities, and if not,
        please tell us whether you use a similar type of threshold for your debt securities and if
        so, the parameters considered in your analysis.

127.   In order to increase the transparency of your disclosure regarding the valuation
        adjustments and how they reconcile to the amounts disclosed in other footnotes and to the
        balance sheet, please consider adding disclosure to clarify the following:

        ●   The cumulative amount of the valuation adjustment for available-for-sale securities
            separately between debt instruments and equity instruments as of the balance sheet
            date; and

        ●   How the disclosure on page F-61 of the Ps. 393 million of accumulated gain on the
            effective part of the hedging derivative that was recognized in shareholders' equity
            relates to the Ps. 930 million classified on the balance sheet as the valuation
            adjustment for the cash flow hedges.

Note 32. Minimum capital requirements, page F-90

128.   We note your presentation of the capitalization requirements applicable to full service
        banks and your disclosure that you exceed the minimum legal amounts required by the
        Commission. In order to increase the transparency of the disclosure and to provide
        context as to the strength of your capitalization requirements to the minimum legal
        requirements, please also disclose the minimum legal capitalization ratios required for
        reach metric disclosed.

Note 33. Memorandum accounts, page F-91

129.   Please tell us why you have excluded commercial credit and public sector loan
        commitments from your table of contingent commitments on page F-92.

Note 34. Derivatives…, page F-92

130.   Please reconcile your Ps. 24.441 billion notional amount disclosed for cross currency
        swaps designated as cash flow hedges on pages F-93 and F-94 to your disclosure on page
        F-61 that indicates a total of Ps. 2.246 billion in notional amount for cross currency
        swaps as of December 31, 2011. If your disclosure in Note 13 is based on a different
        currency than Mexican Pesos, please also disclose the related amounts in Mexican Pesos.

Note 47. Other disclosures, page F-106

d) Restricted availability assets, page F-111

e) Restriction on earnings distribution, page F-111

131.   Please revise your disclosure to quantify the amount of assets with restricted availability
        (e.g., Central Bank Deposits and certain repurchase agreements), as well as the amount of
        earnings that are restricted from distribution (e.g., the legal reserve and certain unrealized
        gains on financial instruments).

Note 50. Risk Management, page F-117

Risks and results in 2011, page F-128

132.   Please tell us why you have disclosed a number of your risk and liquidity measurements
        (e.g., VaR, interest rate risk, MVE, and debt outstanding, among others) in U.S. Dollars
        rather than Mexican Pesos throughout this Note. Alternatively, please revise your
        disclosure to also present these measures in Mexican Pesos, consistent with the reporting
        currency of your financial statements.

133.   We note your disclosure that VaR changed in 2011 "due mainly to changes in the prices
        of the risk factors." Please revise your disclosure to address the manner in which VaR
        modeling and strategy changed throughout 2011, as well as the extent to which it has
        changed during 2012. Please also clarify what you mean when you state that "[t]he
        dynamic management of this profile enables the Group to change its strategy in order to
        capitalize on the opportunities offered by an environment of uncertainty."

Note 51. Transition to International Financial Reporting Standards, page F-135

134.   To the extent that your primary financial statements reflect the use of the mandatory

exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraphs 13-17 and 23 of IFRS 1 and Instruction 3 to Item 8 of Form 20-F by operation of Item 4(a) of Form F-1.

135. We note your description of the optional exemptions under IFRS 1 that you applied to your opening balance sheet as of January 1, 2010. Please revise your disclosure to address the following pursuant to Instruction 4 to Item 5 of Form 20-F by operation of Item 4(a) of Form F-1:

- Describe the accounting principle that you used to account for past business combinations with acquisition dates prior to the date of transition to IFRS.

- Include qualitative disclosure of the impact on financial condition, changes in financial, condition and results of operations that the treatment specified by IFRS would have had absent the election to rely on each of the three exemptions you have applied.

- We note your third exemption where you elected to recognize all cumulative actuarial gains and losses arising from pension and postemployment benefits at the date of transition to IFRS. We also note per page F-78 that under Mexican Labor Law, you are liable for severance payments and seniority premiums to employees terminated under certain circumstances as well as other obligations derived from the collective bargaining agreement. Please tell us how you account for these benefits to your employees in Mexico under IFRS, and address why these calculations are based on the parameters established by the Central Bank. Also, disclose the extent to which your prior policy under Mexican Banking GAAP differed from how you account for these benefits under IFRS.

a) Impairment losses and provision for off-balance sheet risk, page F-137

136. We note your discussion that explains the impairment losses and provision for off-balance sheet risk reconciling items within your reconciliation of consolidated equity reported under Mexican Banking GAAP to IFRS. However, it appears that your explanation addresses an increase to equity under IFRS, but it does not address why you recorded a Ps. 5 billion decrease to equity under IFRS related to the provision for off-balance sheet risk. Please revise your disclosure to address the latter adjustment to equity under IFRS, including why the effect is opposite and much larger than the effect related to impairment losses when similar policies for each appear to be used under Mexican Banking GAAP and IFRS.

b) Fair value measurements, page F-137

137.   We note your discussion that explains that due to the lack of trading volume for certain financial instruments, the quoted market prices of such instruments was not deemed to be sufficiently current for purposes of measuring fair value under IFRS. As a result, you made adjustments based on the application of an internal model developed by the Group under IFRS that incorporates observed volatility and interest rate curve outputs. Please respond to the following:

- Disclose in more detail why the effect of the adjustments was an increase in fair value under IFRS as compared to Mexican Banking GAAP. For example, describe which assumptions typically drove an increase in the fair value of the instruments, and clarify whether any liquidity adjustments were also made as part of your methodology.

- As part of your response, please explain the typical time period between the last trade of the instruments versus the balance sheet measurement date.

- In order to provide context of the size of the adjustments, please provide disclosure quantifying the fair value of the instruments for which this adjustment was required.

- Expand your disclosure to define what "Mexder" refers to and how this was considered in your analysis of the required adjustment.

138.   Please disclose an explanation for footnote (i) that is included within your reconciliation of consolidated comprehensive income reported under Mexican Banking GAAP to IFRS.

Consolidated statement of cash flow for the year ended December 31, 2010, page F-136

139.   We note your disclosure on page F-137 that operating cash flows for IFRS purposes include cash outflow**s** of 24,031 million pesos for originations of loans and receivables which are included in funds available for Mexican Banking GAAP purposes. Please revise to clarify whether this disclosure is directly related to your previous explanation included in footnote (1) on page F-136. Specifically, clarify whether the originations of loans and receivables that you mention here are restricted Central Bank deposits, and whether the funds available for Mexican Banking GAAP purposes are classified as cash and cash equivalents under Mexican Banking GAAP and loans and receivables under IFRS.

Condensed Parent Company Only Balance Sheets…, page F-141

140.   We note that you have no cash in the parent company as of December 31, 2011, and you have a dividend payable of Ps. 11.35 billion. Furthermore, we note that you paid the dividend of Ps. 11.35 billion on March 5, 2012 as per your disclosure on page 168.

Please disclose how you obtained the cash in order to pay the dividends, including the source (e.g., Banco Santander Mexico) and timing of the cash inflow. To the extent that is the typical method and timing of how you obtain cash in order to pay your parent company dividends outstanding as of the end of the period, please disclose that fact.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3462 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant